NF 3-6-03

**AP 3/3/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 35724

03011135

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Architects, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34 Petaluma Blvd. N.
(No. and Street)

Petaluma, CA 94952
(City) (State) (Zip Code)

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Haddock 707-763-7861
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fry, Dolores R.
(Name — *if individual, state last, first, middle name)*

1916 Milton Road Napa CA 94559
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED FEB 26 2003 WASH, D.C. 165 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Anthony Duckworth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Architects, Inc., as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

MAUREEN E. MCGUIGAN
COMM. #1396213
Notary Public-California
SONOMA COUNTY
My Comm. Exp. Jan 27, 2007

Maureen C. McGuigan
Notary Public

Signature

Executive Vice President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT ARCHITECTS, INC.

(A California Corporation)

Financial Statements

December 31, 2002 & December 31, 2001

INVESTMENT ARCHITECTS, INC.

Table Of Contents

DOLORES R. FRY
Certified Public Accountant
1916 Milton Rd., Napa, CA 94559
(707) 257-7364 Fax (707) 257-2433

Independent Auditor's Report

The Board of Directors
Investment Architects, Inc.

I have audited the accompanying statement of financial condition of Investment Architects, Inc. (a California Corporation) as of December 31, 2002 and 2001 and the related statements of income or loss, changes in stockholders equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Architects, Inc., as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by Rule 17 a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

Napa, California
January 16, 2003

EXHIBIT A

INVESTMENT ARCHITECTS, INC.
STATEMENT OF FINANCIAL CONDITION

ASSETS		31-Dec-02		31-Dec-01
CURRENT:				
Cash		$185,856		$158,830
Commissions and concessions receivable		$54,474		$50,682
Deferred income taxes		$2,281		$86
Corporate income taxes receivable		$0		$33,652
Deposits		$600		$600
TOTAL CURRENT ASSETS		$243,211		$243,850
PROPERTY & EQUIPMENT, at cost (Note 1)				
Equipment	$20,286		$18.327	
Less accumulated depreciation	$17,632	$2,654	$16,515	$1,812
SECURITIES OWNED (Note 5):				
NASDAQ Warrants	$0		$3,300	
NASDAQ Stock	$10,000	$10,000	$13,000	$16,300
TOTAL ASSETS		$255,865		$261,962
LIABILITIES				
CURRENT:				
Commissions payable		$56,831		$57,461
Accrued vacation		$1,605		$703
Income taxes payable		$1,099		$0
Accrued Liabilities		$25,000		$33,775
TOTAL LIABILITIES		$84,535		$91,939
STOCKHOLDERS' EQUITY				
CAPITAL STOCK (Exhibit C):				
Common, no-par, shares authorized, 1000; issued & outstanding: 405	$7,500		$7,500	
RETAINED EARNINGS	$163,830	$171,330	$162523	$170,023
TOTAL LIABILITIES & EQUITY		$255,865		$261,962

See notes to financial statements

EXHIBIT B

INVESTMENT ARCHITECTS, INC.

STATEMENT OF INCOME OR LOSS

	Year Ended 31-Dec-02		Year Ended 31-Dec-01	
COMMISSION FEE AND CONCESSION INCOME	$3,142,213		$2,793,925	
TOTAL INCOME	$3,142,213	100.00%	$2,793,925	100.00%
OPERATING EXPENSES	$3,136,947	99.83%	$2,785,291	99.69%
INCOME (LOSS) FROM OPERATIONS	$5,266	.17%	$8,634	.31%
OTHER INCOME (EXPENSES):				
Interest, net	$2,676	.08%	$5,208	.18%
Unrealized losses	($6,300)	(.20%)	$0	0%
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	$1,642	.05%	$13,842	.49%
PROVISION FOR (RECOVERY OF) INCOME TAXES (NOTE 3)	$335	.01%	$4,858	.17%
NET INCOME (LOSS)	**$1307**	**.04%**	**$8,984**	**.32%**
EARNINGS (LOSS) PER COMMON SHARE	**$3.23**		**$22.18**	

See notes to financial statements

EXHIBIT C

INVESTMENT ARCHITECTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

	Common Stock Shares	Common Stock Amount	Retained Earnings
Balance - January 1, 2001	405	$7,500.	$153,539.
Net Income for year ended December 31, 2001			$8,984.
Balance - December 31, 2001	405	$7,500.	$162,523.
Net Income for year ended December 31, 2002			$1,307.
Balance - December 31, 2002	405	$7,500.	$163,830

See notes to financial statements

EXHIBIT D

INVESTMENT ARCHITECTS, INC.
STATEMENT OF CASH FLOWS

	Year Ended 31-Dec-02		Year Ended 31-Dec-01	
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income (loss) (Exhibit B)		$1,307		$8,984
Adjustments to reconcile net income or loss to net cash				
Provided by operating activities:				
Depreciation	$1,117		$1,504	
Decrease (increase) in:				
Commissions receivable	($3,792)		$37,049	
Deferred Assets	($2,195)		$12,500	
Deposits	$0		$0	
Corporate Income Taxes Receivable	$33,652		($33,652)	
Corporate Securities Owned	$6,300		$0	
Increase (decrease) in:				
Income Taxes Payable	$1,099		($32,600)	
Accrued Liabilities	($8,775)		($46,542)	
Accrued Vacation	$902		$0	
Commissions payable	($630)	$27,678	($119,031)	($180,772)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		$28,985		($171,788)
CASH FLOWS USED BY INVESTING ACTIVITIES:				
Purchase of Equipment	($1,959)		($0)	
NET CASH USED BY INVESTING ACTIVITIES		($1,959)		($0)
CASH FLOWS FROM FINANCING ACTIVITIES		$0		$0
NET INCREASE (DECREASE) IN CASH		$27,026		($171,788)
CASH AT BEGINNING OF YEAR		$158,830		$330,618
CASH AT END OF YEAR		$185,856		$158,830
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFO.				
CASH PAID DURING THE YEAR FOR INCOME TAXES		$800		$58,626
CASH PAID DURING THE YEAR FOR INTEREST		$0		$0

INVESTMENT ARCHITECTS, INC.

NOTES TO FINANCIAL STATEMENTS -DECEMBER 31, 2002 AND DECEMBER 31, 2001

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recognition of commission income:
The Company records commission income and related commission expense on a settlement date basis.

Depreciation:
The Company computes depreciation on its property and equipment using accelerated and straight-line methods of accounting over the useful life ranging from 5-7 years. Depreciation expense was $1,117 (2002) and $1,504 (2001).

Deferred income taxes:
Deferred income taxes arise from timing differences between the period in which transactions affect taxable income and the period in which they enter into the determination of pretax accounting income shown in the financial statements. Timing differences arise from the treatment of state franchise taxes, depreciation, accrued vacation, unrealized losses and net operating losses.

Leases:
Leases meeting certain criteria are considered to be capital leases and the related asset and lease obligations are recorded at their present value in the financial statements. Other leases not meeting such criteria are considered to be operating leases and the related rentals are charged to expense as incurred.

All current rentals are on a month to month basis and for the years 2002 and 2001 are $12,516 and $12,446 respectively.

Allowance for bad debts:
The Company's policy is to reserve for possible bad debts. However at December 31, 2002 and 2001 no reserves were required.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principals required management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents:
The company has defined cash and cash equivalents as cash and money market accounts.

Note 2. COMPANY OPERATIONS

The Company is a broker/dealer with emphasis in managed accounts, mutual funds, and variable annuities. The Company was incorporated in September 1984, and was licensed as a California broker/dealer in June 1986.

Note 3. PROVISION FOR INCOME TAXES

The components of the income tax provision are as follows:

	December 31:	
Current:	2002	2001
State	$190	$1,321
Federal	145	3,537
Total Provision	$335	$4,858

The net deferred tax assets and liabilities consist of the following at December 31:

	Federal		State	
	2002	2001	2002	2001
Deferred Tax Assets	$1305	$303	$1617	$65
Deferred Tax Liabilities	(641)	(282)	(0)	(0)
Net Deferred Taxes	$664	$21	$1617	$65

The Company has a California net operating loss carryover in the amount of $10,370 available for future years.

Note 4. RELATED PARTY TRANSACTION:

The Company charges a related company, Resource Investment Architects, Inc., a management fee. Resource Investment Architects, Inc. is a registered investment advisor and has similar ownership and management as the Company. The management fee paid to the company was $20,000 in 2001, and $40,000 in 2002.

Note 5. SECURITIES OWNED

At December 31, 2002, the following securities are shown at market value. At December 31, 2001 these securities were classified as not readily marketable and were shown at cost.

	2002	2001
NASDAQ Equities	$10,000	$13,000
NASDAQ Warrants	$ 0	$ 3,000

Note 6. OFF-BALANCE SHEET RISK:

The Company maintains cash balances at one financial institution located in California. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. The company's uninsured cash balances total $48,450 (2002) and $21,877 (2001).

Note 7. CONTINGENT LIABILITIES:

The Company is responding to three arbitration claims resulting from clients' losses on investments. The claims are asking for a total of approximately $920,000, plus punitive damages. Management does not believe the Company or its representatives should have any exposure for the claims made and intends to defend against these claims vigorously. The company has accrued an expense in the amount of the deductible portion of its insurance

Note 7. CONTINGENT LIABILITIES (Continued):

coverage. Any additional liability that might result from the resolution of these claims cannot be presently estimated and has not been reflected in the financial statements.

Subsequent to year-end, the Company was named in a cross-complaint seeking indemnity from the Company and other broker dealers in connection with investor claims brought against the plaintiffs.

INVESTMENT ARCHITECTS, INC.

SUPPLEMENTARY INFORMATION

SCHEDULE I

INVESTMENT ARCHITECTS, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2002

NET CAPITAL:		
Total Ownership Equity from Statement of Financial Condition		**$171,330**
Total Ownership Equity Qualified for Net Capital		**$171,330**
Total Capital and Allowable Subordinated Liabilities		$171,330
Total Non-Allowable Assets	$18,582	
Other Deductions and/or Charges		**$18,582**
NET CAPITAL		**$152,748**
COMPUTATION OF AGGREGATE INDEBTDNESS:		
Liabilities from Statement of Financial Condition		$84,535
TOTAL AGGREGATE INDEBTEDNESS		**$84,535**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required: (Based on Aggregate Indebtedness)		$5,636
Minimum Dollar Requirement		$25,000
Net Capital Requirement		$25,000
Excess Net Capital		$127,748
Excess Net Capital @ 1000%(Net Capital less 10% of Aggregate Indebtedness)		$144,294

INVESTMENT ARCHITECTS, INC.

SCHEDULE II

NONALLOWABLE ASSETS-DECEMBER 31, 2002

Commissions and concessions receivable, net of related commissions payable	$ 3,047
Deferred & Prepaid Assets	$ 2,281
Deposits	$ 600
Property, equipment & Investments	$ 12,654
Totals	**$18,582**

SCHEDULE III

RECONCILIATION OF COMPUTATION OF NET CAPITAL-DECEMBER 31, 2002

Net capital as reported in the unaudited report of the quarter ended December 31, 2002	$153,710
(Decrease) increase in Ownership Equity	($ 7,614)
Decrease (increase) in non-allowable assets	$6,652
Net Capital as of December 31, 2002 Schedule I	**$152,748**

SCHEDULE IV

INVESTMENT ARCHITECTS, INC.

CERTIFIED PUBLIC ACCOUNTANT'S

REPORT OF INTERNAL ACCOUNTING CONTROL

DOLORES R. FRY
Certified Public Accountant
1916 Milton Rd., Napa, CA 94559
(707) 257-7364 Fax (707) 257-2433

The Board of Directors
Investment Architects, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Investment Architects, Inc. (the Company), for the year ended December 31, 2002, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing

their assigned functions. However, I noted the following matter involving the control environment, accounting systems and control activities and their operation that I consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in my audit of the financial statements of Investment Architects, Inc., for the year ended December 31, 2002 and this report does not affect my report thereon dated January 16, 2003.

The Company is a small company and essentially all of its operational and record-keeping procedures are performed by a few individuals. Consequently, the company's systems and procedures do not provide for the segregation of duties commensurate with effective internal control. Since the Company does not maintain physical possession or control of paid securities of customers, this weakness is not considered as significant as it would be otherwise.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountant

Napa, California
January 16, 2003